Weil, Gotshal & Manges LLP 767 FIFTH AVENUE NEW YORK, NY 10153-0119 (212) 310-8000 FAX: (212) 310-8007	AUSTIN BEIJING BOSTON BUDAPEST DALLAS FRANKFURT HONG KONG HOUSTON LONDON MIAMI MUNICH PARIS PRAGUE PROVIDENCE SHANGHAI SILICON VALLEY WARSAW WASHINGTON, D.C. WILMINGTON

December 9, 2008

VIA EDGAR:

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Ms. Peggy Kim
Special Counsel

Re:	Comverse Technology, Inc.
(SEC File No. 005-39315)
Tender Offer Statement Filed November 19, 2008

Dear Ms. Kim:

We are submitting this letter on behalf of our client, Comverse Technology, Inc. (the “Company”), in response to comments received from the staff of the Securities and Exchange Commission (the “Commission”) relating to the Tender Offer Statement on Schedule TO (the “Schedule TO”), together with the exhibits filed therewith, including the Offer to Amend Eligible Options, filed by the Company with the Commission on November 19, 2008, as amended. Simultaneously with this letter, the Company is filing Amendment No. 2 to the Schedule TO.

Enclosed with this letter as Exhibit A is a chart setting forth the number of Eligible Optionees and the number of Eligible Portions of Eligible Options in each jurisdiction in which the offer is being made.

December 9, 2008

Please do not hesitate to contact the undersigned at (212) 310-8220 if you have any questions or further comments regarding, or wish to discuss, any of the matters addressed in this letter.

Sincerely,

/s/  David E. Zeltner

David E. Zeltner

cc:	Cynthia Shereda,

Executive Vice President, General Counsel

and Corporate Secretary of

Comverse Technology, Inc.

EXHIBIT A

Jurisdiction	No. of Eligible Optionees	No. of Eligible Portions of Eligible Options
Canada	2	12,438
Hong Kong	1	200
India	3	2,268
Israel	48	54,680
Mexico	2	2,813
Russian Federation	1	150
Taiwan	1	250
Thailand	1	375
United Arab Emirates	1	250
United Kingdom	2	481
United States	348	599,319
Vietnam	1	600
Total	411	673,824